UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2003

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Director Shareholding




1 October 2003



RNS

The London Stock Exchange

Old Broad Street

London

EC2N 1HP





Dear Sirs


Non-Executive Directors' Share Purchase Plan


Below are details of purchases of ordinary shares made earlier today under the Non-Executive Directors' Share Purchase Plan:-



                                              Total Holding    Total Percentage
                                              Following        Following
                                              Notification     Notification
            No. of
            Shares
            Purchased
Name of                 Percentage  Price per
Director                of Issued   Share
                        Stock

Lord              259    0.000032%   574.72p           2,805           0.00035%
Burns

Reuben            337    0.000042%   574.72p          13,252           0.00165%
Mark

Vernon            259    0.000032%   574.72p           2,754           0.00034%
Sankey

Gurvirendra     1,053    0.000131%   574.72p          11,302           0.00141%
Talwar



If there are any questions in connection with this matter, please do not hesitate to contact me.


Yours faithfully

Stephen Jones
Deputy Secretary


SAJ/DC



                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 1 October 2003

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary